UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2024

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the registrant’s: (i) press release issued on June 6, 2024, titled “Gauzy Ltd. Announces Pricing of $75 Million Initial Public Offering”; and (ii) press release issued on June 7, 2024, titled “Gauzy Ltd. Announces Closing of $75 Million Initial Public Offering.”

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Gauzy Ltd. Announces Pricing of $75 Million Initial Public Offering”.
99.2	Press release titled: “Gauzy Ltd. Announces Closing of $75 Million Initial Public Offering.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: June 7, 2024	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chief Executive Officer

 3